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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*

Cramer                              Gerald                 B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)



c/o Cramer Rosenthal McGlynn
707 Westchester Ave.
--------------------------------------------------------------------------------
                                    (Street)

White Plains                          NY                 10604
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Tecnomatix (TCNO)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     11/2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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                                                    See Attached For Ownership
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

     /s/ Gerald B. Cramer                                      11/13/2000
     -------------------------------                          -----------
     **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                      CROSS-REFERENCE REPORT FOR SELECTED ACCOUNTS AND ISSUES

                                                      AS OF November 10, 2000

                                                                      ORIGINAL    COST/      PURCHASE     MARKET        GAIN/
                                                         UNITS          COST      SHARE        DATE        VALUE        LOSS
                                                         -----          ----      -----        ----        -----        ----

TECNOMATIX TECHNOLOGIES INC ORD (PRICE - 7.00) (CUSIP - M8743P105) (SACUS - 1386707)
========== ============ === === ============== =================== =================

     MGR: GBC      TECNOMATIX TECHNOLOGIES INC ORD
     ---- ---      ---------- ------------ --- ---
CRAMER TAOS PARTNERS                        (CTP   )    10,000       288,575.00    28.86     12/02/97      70,000     -218,575
DAPHNA CRAMER - FIRST UNION                 (DC    )       234         2,417.52    10.33     06/24/96       1,638         -780
DAPHNA CRAMER - CRM MANAGED ACCOUNT         (DC2   )     5,000       115,844.00    23.17     04/09/98      35,000      -80,844
GERALD B CRAMER                             (GBC   )     6,451.047    18,361.05     2.85     12/11/87      45,157       26,796
GERALD B CRAMER                             (GBC   )       546.548     1,574.56     2.88     02/01/88       3,826        2,251
GERALD B CRAMER                             (GBC   )       390.391     1,124.69     2.88     02/09/88       2,733        1,608
GERALD B CRAMER                             (GBC   )     1,718.156     6,122.07     3.56     04/28/88      12,027        5,905
GERALD B CRAMER                             (GBC   )     1,562         5,555.55     3.56     05/25/88      10,934        5,378
GERALD B CRAMER                             (GBC   )     7,112.260    20,236.88     2.85     07/25/95      49,786       29,549
GERALD B CRAMER                             (GBC   )       152.597       434.20     2.85     08/15/95       1,068          634
GERALD B CRAMER                             (GBC   )     4,995       144,143.21    28.86     12/02/97      34,965     -109,178
GERALD B CRAMER                             (GBC   )     5,000       144,287.50    28.86     12/02/97      35,000     -109,288
GERALD B CRAMER                             (GBC   )    20,000       463,376.00    23.17     04/09/98     140,000     -323,376
GBC IRREVOCABLE GRANTOR TR FOR CHILDREN     (GBCCHI)    15,000        89,791.50     5.99     10/31/00     105,000       15,209
GBC IRREVOCABLE GRANTOR TR FOR CHILDREN     (GBCCHI)     3,300        19,800.00     6.00     11/01/00      23,100        3,300
GBC IRREVOCABLE GRANTOR TR FOR CHILDREN     (GBCCHI)    21,700       130,200.00     6.00     11/03/00     151,900       21,700
GBC IRREVOCABLE TR FOR ROY AND SHELLY       (GBCRAS)     7,500        44,895.75     5.99     10/31/00      52,500        7,604
GBC IRREVOCABLE TR FOR ROY AND SHELLY       (GBCRAS)     1,700        10,200.00     6.00     11/01/00      11,900        1,700
GBC IRREVOCABLE TR FOR ROY AND SHELLY       (GBCRAS)    10,800        64,800.00     6.00     11/03/00      75,600       10,800

                     MRG: GBC           TOTAL          123,162     1,571,739.48    12.76                $ 862,134     -709,605

                                           ACCOUNT ACTIVITY REPORT ON SELECTED SECURITIES

                                           FOR THE PERIOD FROM: 10/28/00 THROUGH 11/10/00

ACTIVITY              # OF                                                            PRICE    PROCEEDS
  DATE      TYPE     SHARES      SNAM    ACCOUNT NAME                                 PER SH.   PER SH.    COST    PROCEEDS
--------    ----     ------      ----    ------------                                 -------   -------    ----    --------

========== ============ === === =========
TECNOMATIX TECHNOLOGIES INC ORD (1386707)
========== ============ === === =========
10/31/00    BUY      15,000      GBCCHI  GBC    IRREVOCABLE GRANTOR TR FOR CHILDREN     5.99             89,791.50

10/31/00    BUY       7,500      GBCRAS  GBC    IRREVOCABLE TR FOR ROY AND SHELLY       5.99             44,895.75

11/01/00    BUY       3,300      GBCCHI  GBC    IRREVOCABLE GRANTOR TR FOR CHILDREN     6.00             19,800.00

11/01/00    BUY       1,700      GBCRAS  GBC    IRREVOCABLE TR FOR ROY AND SHELLY       6.00             10,200.00

11/03/00    BUY      21,700      GBCCHI  GBC    IRREVOCABLE GRANTOR TR FOR CHILDREN     6.00            130,200.00

11/03/00    BUY      10,800      GBCRAS  GBC    IRREVOCABLE TR FOR ROY AND SHELLY       6.00             64,800.00

TOTAL TECNOMATIX TECHNOLOGIES INC ORD (1386707)                                                         359,687.25
                                                                                                        ----------